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                                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB APPROVAL
                                                     Washington, D.C. 20549                           ------------------------------
                                                                                                      ------------------------------
 -----------------------------                                                                        OMB Number:        3235-0287
|                             |
|           FORM 4            |                                                                        Expires:   September 30, 1998
|                             |            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                Estimated average burden
 -----------------------------                                                                         hours per response . . .  0.5
                                                                                                      ------------------------------

|_|  Check this box if no longer         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
     subject to Section 16.  Form 4                of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
     or Form 5 obligations may continue.                      Investment Company Act of 1940

     See Instruction 1(b).
----------------------------------------


(Print or Type Responses)
------------------------------------------  ------------------------------------------------ ---------------------------------------
1.  Name and Address of Reporting Person*     2.  Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting
                                                                                                    Person(s) to Issuer
                                                                                                    (Check all applicable)
    Landman       Frederick           A.                 PanAmSat Corporation - SPOT                 X    Director         10% Owner
                                                                                                   ------            -----
------------------------------------------  ------------------------------------------------
   (Last)         (First)        (Middle)     3.  IRS or Social      4.  Statement for                    Officer          Other
                                                  Security                                         ------  (give     -----
     c/o PanAmSat Corporation                     Number of                 Month/Year                      title          (specify
          One Pickwick Plaza                      Reporting                                                 below)          below)
                                                  Person (Voluntary)        November/1999
------------------------------------------                           ------------------------
------------------------------------------  ------------------------ ---------------------------------------------------------------
             (Street)                                                5. If Amendment, Date of    7. Individual or Joint/Group Filing
                                                                        Original                            (Check Applicable Line)
                                                    ---                 (Month/Year) - -  ---
     Greenwich,   Connecticut        06830                                                          X  Form filed by One Reporting
                                                                                                   ---  Person

                                                                                                       Form filed by More than
                                                                                                   ---  One Reporting Person
------------------------------------------
------------------------------------------ -----------------------------------------------------------------------------------------
     (City)         (State)           (Zip)
                                                 Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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---------------------------- -------   ------------- -----------------------------   --------------- ------------  -----------------
1.  Title of Security        2.        3.            4. Securities Acquired (A) or   5. Amount of    6. Owner-     7. Nature
    (Instr. 3)               Trans-    Trans-          Disposed of (D)                 Securities      ship        of Indirect
                             action    action          (Instr. 3, 4 and 5)             Beneficially    Form:       Beneficial
                             Date      Code                                            Owned at        Direct      Owner-
                             (Month/   (Instr.                                         End of Month    (D) or      ship
                             Day/       8)                                                             Indirect
                             Year)     ------- ----- ----------- ------- ---------                       (I)
                                                                  (A) or              (Instr. 3 and 4)  (Instr. 4)  (Instr. 4)
                                       Code      V     Amount      (D)      Price
---------------------------- -------   ------- ----- ----------- ------- ---------   --------------- ------------  -----------------
---------------------------- -------   ------- ----- ----------- ------- ---------   --------------- ------------  -----------------
Common Stock, par value                                                                2,069,084 (1)        D
$0.01 per Share
("Common Stock")

---------------------------- -------   ------- ----- ----------- ------- ---------   --------------- ------------  -----------------
 "                                                                                          263             I       By PanAmsat
                                                                                                                    Corporation Re-
---------------------------- -------   ------- ----- ----------- ------- ---------   --------------- ------------  -----------------
                                                                                                                       tirement
                                                                                                                     Savings Plan
---------------------------- -------   ------- ----- ----------- ------- ---------   --------------- ------------  -----------------


---------------------------- -------   ------- ----- ----------- ------- ---------   --------------- ------------  -----------------


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---------------------------- -------   ------- ----- ----------- ------- ---------   --------------- ------------  -----------------
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(1)      The shares of Common Stock shown to be owned by Mr. Landman exclude 10,718,588 shares held for the benefit of the Article
         VII Trust Created Under the Rene Anselmo Revocable Trust dated June 10, 1994 (the "Article VII Trust"), and with respect to which Mr. Landman disclaims beneficial ownership. Mr Landman, Mary Anselmo, Reverge Anselmo and Lourdes Saralegui are
         the Joint Trustees under the Article VII Trust, which Trust succeeded to all of the shares owned by Rene Anselmo, the former Chairman of the Board and Chief Executive Officer of PanAmSat International Systems, Inc., upon his death.



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

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FORM 4 (continued)

                          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

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------------- ---------- -------  ------- ---------------  ---------- ---------------------- ------- --------  ---------- ----------
1. Title of   2. Conver- 3.       4.      5. Number of     6. Date    7. Title and Amount of   8.    9.Number  10.        11.
   Derivative    sion     Trans-  Trans-   Derivative        Exer-    Underlying Securities  Price     of       Owner-ship  Nature
   Security      or       action  action   Securities Ac-    cisable    (Instr. 3 and 4)      of      Deriv-   Form of     of
   (Instr. 3)    Exercise Date    Code    quired (A) or      and                             Deriv-   ative    Deriva-     Indirect
                 Price    (Month/ (Instr.  Disposed of     Expiration                        ative    Secur-   tive       Beneficial
                 of       Day/     8)        (D)             Date                            Secur-   ities                Owner-
                 Deri-    Year)            (Instr. 3, 4,   (Month/Day/                        ity     Bene-    Security:   ship
                 vative                       and 5)         Year                            (Instr.  ficially  Direct     (Instr.4)
                 Security         ------- ------------     ---------- ----------------------  5)     Owned     (D) or
                                  ------- ------------     ---------- ----------------------         at End
                                                           Date  Exp-            Amount or           of        Indirect
                                  Code  V  (A)     (D)     Exer- ira-    Title   Number of           Month       (I)
                                                           cisa- tion            Shares                        (Instr.4)
                                                           ble   Date
------------- ---------- -------  ------- ------------     ---------- ---------------------- ------- --------  ---------- ----------
Call Options    $59      11/8/99     S         500,000     11/   11/  Common      500,000    $3.80
(obligation                                                08/   08/   Stock
to sell)                                                   2000  2000
------------- ---------- -------  ------- ------------     ---------- ---------------------- ------- --------  ---------- ----------


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Explanation of Responses:


**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
                                                                                          /s/ James W. Cuminale              12/9/99
                                                                                     --------------------------------------  -------
                                                                                         **Signature of Reporting Person      Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                             *By: James W. Cuminale
                                                                                               Authorized Signatory
Note:   File three copies of this Form, one of which must be manually signed.
        If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                                                                     SEC 1474 (7-96)
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